

November 27, 2012

Via E-mail
Mi Ok Cho
Chief Executive Officer
Enviro Cleanse Inc.
1516 Tropicana Ave, Suite 155
Las Vegas, NE 89119

      Re: **Enviro Cleanse Inc.**
               Amendment No.2 to Registration Statement on Form S-1
               Filed November 15, 2012
               File No. 333-182808

Dear Ms. Cho:

We have reviewed your registration statement and have the following comments.

General

1. Refer to comment one in our letter dated September 10, 2012 with respect to compliance with Securities Act Rule 472 and Rule 310 of Regulation S-T requiring the filing of a marked copy of the pre-effective amendment, identifying the changes made to the registration statement. We note that no marked copy of the current amendment was filed on EDGAR. We re-issue the second half of our prior comment one.

Plan of Distribution, page 16

Offering Price, page 16

2. We note the added disclosure in response to comment seven in our letter dated September 10, 2012. Please remove disclosure under this heading and on page 7 stating that after quotation on OTC Bulletin Board, the selling shareholders may sell their shares at prevailing market prices or at prices the selling shareholders may determine from time to time.

Plan of Operations, page 30

3. Please provide a discussion of your results of operations for the period ended August 31, 2012. Please also correspondingly update your discussion of financial condition, liquidity and capital resources so that the discussion is as of August 31, 2012. Refer to Item 303(b) of Regulation S-K.

4. We note your revised disclosure in response to comment 19 in our letter dated September 10, 2012. Please consolidate your disclosure at the top of page 30 with the added disclosure starting at the end of the same page to remove redundancies and present the information cohesively. We note that there continues to be a gap between your estimated $1.221 million in capital requirements and the itemized expenses you disclose here. Please advise or revise accordingly.

5. We note your response to comment 20 in our letter dated September 10, 2012. Please include in the registration statement the tabular presentation provided in your response, and expand the categories of disclosure to include the needed capital for the identified steps and milestones.

Financial Statements

Audited Financial Statements

Notes to the Financial Statements

General, page 45

6. Please disclose in a note to the financial statements the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Unaudited Financial Statements, page 48

General

7. The report provided on page 48 by your auditor indicates that the accompanying unaudited financial information is for the period from June 22, 2012 through August 31, 2012. The headings on your statements of operations and statements of cash flows indicate that the financial statements are for the three month period ended August 31, 2012, which would be June 1, 2012 through August 31, 2012. Please confirm that the unaudited financial statements are for the three month period ended August 31, 2012 and correspondingly have your auditor revise their report, if true.

Statements of Shareholder Equity, page 52

8. Please update your statements to include activity through August 31, 2012.

Exhibit 23

9. We note your response to comment five in our letter dated September 10, 2012. The consent should also refer to the auditors' report provided on your audited financial statements. In this regard, please arrange with your auditors to provide a currently dated consent which refers to their report included on page 41. Refer to Item 601(b)(23) of Regulation S-K.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director